Exhibit 99.5

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Iraq: Total and partners PetroChina and Petronas

start production from the Halfaya oil field

Paris, June 27, 2012 - Total announces that the consortium led by PetroChina has started raising production from the Halfaya field to reach in its first phase an average of 70,000 barrels a day from newly built facilities.

The 20-year Development and Production Service contract with Missan Oil Company for the development of the Halfaya oil field was signed on January 27, 2010. Total E&P Iraq holds a 18.75% interest in the consortium, alongside the operator PetroChina (37.5%) and partners Petronas Carigali (18.75%) and the State Partner South Oil Company (25%).

The Halfaya oil field is located in the Missan governorate, 35 kilometers southeast of Amara city, and spreads across 30 kilometers long and 10 kilometers wide. The consortium intends to increase the current oil field production to 535,000 barrels of oil per day at plateau.

“This first step of production from Halfaya marks a landmark milestone in the development of the field. Total remains committed to accompanying the development of the Iraqi oil industry and is looking at engaging in other projects. In working with its partners PetroChina and Petronas on the Halfaya oil field, Total will also further strengthen its international partnership with world-class national oil companies”, said Yves-Louis Darricarrère, President of Total Exploration & Production.

Total in Iraq

In Iraq, Total started its activities in the 1920s with the discovery of the Kirkuk field. In the 1970s, Total brought the Buzurgan and Abu Ghirab fields on stream. Since then, Total has continuously cooperated with the Iraqi authorities on various technical studies and has provided training to numerous local engineers.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com